

VIA FACSIMILE AND U.S. MAIL

February 2, 2010

Wayne T. Byrne
Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE:** **AGY Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **Form 8-K filed on January 26, 2010**
> **File No. 333-150749**

Dear Mr. Byrne:

We have reviewed your response letter dated January 22, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 8-K FILED ON JANUARY 26, 2010

1. In order the help investors more clearly understand the circumstances surrounding the dismissal of your auditors, please amend your Item 4.01 Form 8-K to disclose the following:
   - Please provide a more robust discussion about the facts and circumstances that resulted in Deloitte & Touche LLP's lack of independence. Please specifically address your relationship with Kohlberg Capital Corporation and how communication from Kohlberg Capital Corporation resulted in the impairment of Deloitte & Touche LLP's independence as your auditor;
   - Please disclose the time periods during which Deloitte & Touche LLP was no longer independent as it relates to your previously issued annual and quarterly financial statements; and

- Please tell us what consideration you gave to whether any re-audits of prior period financial statements will be necessary as a result of Deloitte & Touche LLP's lack of independence.

* * * *

Please respond to this comment and file the requested amendment within 5 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief